FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported X Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* DOERR L. JOHN	2. Issuer Name and Ticker or Trading Symbol Amazon.com, Inc. (AMZN)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 2002
(Street) Menlo Park, CA 94025		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock, par value $.01 per share	(1)		J4(1)	491,087	A
Common Stock, par value $.01 per share	12/22/98		G4(2)	82	D
Common Stock, par value $.01 per share	1/11/99		G4(2)	368	D		2,935,289	D
Common Stock, par value $.01 per share							11,454	I	By "KPCB INFO"(3)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Reflects a correction in the number of shares received from KPCB VIII Associates, L.P., a California limited partnership, in connection with a distribution by Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership ("KPCB VIII"), as previously reported on the reporting person's Forms 4 dated July 9, 2001, August 6, 1999, March 24, 1999, December 4, 1998, November 6, 1998, August 6, 1998, March 9, 1998 and December 8, 1997. Mr. Doerr is a general partner of KPCB VIII Associates, L.P., which is the general partner of KPCB VIII. Share amount reflects all applicable stock splits.
(2) These shares were transferred without consideration to Kleiner Perkins Caufield & Byers for distribution pursuant to a compensatory arrangement for the benefit of its employees. Share amount reflects all applicable stock splits.
(3) Mr. Doerr is a general partner of KPCB VII Associates , L.P., a California limited partnership, which is the general partner of KPCB Information Sciences Zaibatsu Fund II, L.P., a California limited partnership ("KPCB INFO"). Mr. Doerr disclaims beneficial ownership of shares of the issuer's common stock held directly by KPCB INFO, except to the extent of any indirect pecuniary interest in his distributive share therein. Share amount reflects all applicable stock splits.

By: /s/ /s/ L. John Doerr L. JOHN DOERR **Signature of Reporting Person	February 13, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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